UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39410

VECTOR DOMESTICATION MERGER SUB, LLC
(Exact name of registrant as specified in its charter)

605 5th Ave S. Suite 400

Seattle, WA 98104

(206) 952-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant

Class A ordinary shares, $0.0001 par value

Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1*

*Effective July 22, 2022, upon the consummation of the transactions contemplated by that certain Business Combination Agreement by and among CC Neuberger Principal Holdings II, Griffey Global Holdings, Inc. and the other parties thereto, dated as of December 9, 2021, CC Neuberger Principal Holdings II merged with and into Vector Domestication Merger Sub, LLC, with Vector Domestication Merger Sub, LLC surviving such merger as a wholly-owned subsidiary of Getty Images Holdings, Inc., formerly known as Vector Holding, LLC.

Pursuant to the requirements of the Securities Exchange Act of 1934, Vector Domestication Merger Sub, LLC, as successor by merger to CC Neuberger Principal Holdings II, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Vector Domestication Merger Sub, LLC

By: Getty Images Holdings, Inc., its sole member

Date: August 2, 2022	By:	/s/ Kjelti Kellough
	Name:	Kjelti Kellough
	Title:	Senior Vice President, General Counsel, and Corporate Secretary